Exhibit 99.1

So-Young Reports Third Quarter 2020 Unaudited Financial Results

BEIJING, China, November 25, 2020 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the three months ended September 30, 2020.

Third Quarter 2020 Financial Highlights

•       Total revenues were RMB359.6 million (US$53.0 million1), an increase of 18.9% from RMB302.4 million in the same period of 2019, in line with our previous guidance.

•       Net income was RMB0.9 million (US$0.1 million), compared with a net income RMB31.6 million in the same period of 2019.

•       Non-GAAP net income2 was RMB26.4 million (US$3.9 million), compared with a non-GAAP net income of RMB40.5 million in the same period of 2019.

Third Quarter 2020 Operational Highlights

•       Average mobile MAUs were 8.7 million, an increase of 153.7% from 3.4 million in the third quarter of 2019.

•       Total number of users purchasing reservation service were 251,928 and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB1,110.1 million.

•       Number of paying medical service providers on So-Young’s platform were 4,096, an increase of 26.8% from 3,230 in the third quarter of 2019.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “We are pleased to report solid results for the third quarter, as the pandemic situation became more effectively controlled in China and the medical aesthetics and wellness industry is recovering. We also made significant progress in expanding our vibrant community of users and medical aesthetic professionals, where our strategy for engagement was simple: improve users’ trust in our platform and try to facilitate rational decision-making by providing reliable doctors, multi-layer content, and supportive medical treatment plans. Our efforts yielded results and during the quarter, mobile MAUs increased to 8.7 million, up 153.7% year over year, while the number of paying medical service providers on our platform increased to 4,096, up 26.8% year-over-year.”

Mr. Jin added, “During the quarter, one of our main initiatives for driving user growth and engagement was the release of our second version of the Emerald Doctor lists. This feature is becoming a standard of quality in the medical aesthetics industry. Monthly visits to the homepages of listed doctors were up 40%. In addition, we’re addressing user education and building a content ecosystem through our So-Young Ambassadors program that generated nearly 8,500 premium articles since launch, with 481,000 sign-ups. We also reinforced our reputation as the first choice of both users and medical professionals among medical aesthetics platforms, especially for non-surgical treatments. To do this, we focused on improving performance in customer service and the overall user experience. We believe we have the right strategy to maintain our leadership, through the excellence of our management, strategy, and innovative approach.”

1  This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.7896 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on September 30, 2020.

2  Non-GAAP net income is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Min Yu, Chief Financial Officer of So-Young, also commented, “We are closely monitoring the recovery of the industry and consumer sentiment across our core target market and are pleased with our results during the third quarter as we position the Company to capitalize on the eventual post-pandemic recovery. We will continue to focus on streamlining resources to drive engagement, platform stickiness and traffic growth while generating real value-added support for medical professionals and merchants. We believe that focused investments in elevating the So-Young brand and making our ecosystem synonymous with trust and high-quality user experiences is critical for creating sustainable long-term growth.”

Third Quarter 2020 Financial Results

Revenues

Total revenues were RMB359.6 million (US$53.0 million), an increase of 18.9% from RMB302.4 million in the same period of 2019. The increase was primarily due to increases in number of paying medical service providers which gradually recovered operation after the COVID-19 pandemic becomes better controlled in China.

•                      Information services revenues were RMB265.7 million (US$39.1 million), an increase of 23.9% from RMB214.3 million in the same period of 2019. The increase was mainly due to increases in average revenue per paying medical service provider. Total number of paying medical service providers subscribing to information services on So-Young’s platform were 2,146.

•                      Reservation services revenues were RMB93.9 million (US$13.8 million), an increase of 6.6% from RMB88.1 million in the same period of 2019. The increase was primarily due to an increase in the number of purchasing users.

Costs of Revenues

Costs of revenues were RMB54.7 million (US$8.1 million), an increase of 1.6% from RMB53.9 million in the third quarter of 2019. Cost of revenues included share-based compensation expenses of RMB5.1 million (US$0.8 million) during the third quarter of 2020, compared with RMB1.6 million in the corresponding period of 2019.

Operating Expenses

Total operating expenses were RMB335.1 million (US$49.4 million), an increase of 46.6% from RMB228.5 million in the third quarter of 2019.

•                      Sales and marketing expenses were RMB221.6 million (US$32.6 million), an increase of 41.5% from RMB156.6 million in the third quarter of 2019. The increase was primarily due to an increase in expenses associated with branding and user acquisition initiatives and payroll costs due to increased number of employees in the business development team. Sales and marketing expenses for the third quarter of 2020 included share-based compensation expenses of RMB2.2 million (US$0.3 million), compared with RMB1.1 million in the corresponding period of 2019.

•                      General and administrative expenses were RMB50.3 million (US$7.4 million), an increase of 55.4% from RMB32.4 million in the third quarter of 2019. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative employees. General and administrative expenses for the third quarter of 2020 included share-based compensation expenses of RMB12.2 million (US$1.8 million), compared with RMB6.4 million in the corresponding period of 2019.

•                      Research and development expenses were RMB63.2 million (US$9.3 million), an increase of 59.7% from RMB39.5 million in the third quarter of 2019. The increase was primarily attributable to an increase in payroll costs. Research and development expenses for the third quarter of 2020 included share-based compensation expenses of RMB6.0 million (US$0.9 million).

Income Tax (Expenses)/Benefit

Income tax benefit was RMB16.3 million (US$2.4 million), compared with a RMB2.9 million income tax expenses in the same period of 2019. The income tax benefit was derived from a change in the preferential income tax rate of one of So-Young’s subsidiaries which resulted in a refund of RMB16.4 million (US$2.4 million) for tax paid in previous periods.

Net income

Net income was RMB0.9 million (US$0.1 million), compared with a net income RMB31.6 million in the third quarter of 2019.

Non-GAAP net income

Non-GAAP net income, which excludes the impact of share-based compensation expenses was RMB26.4 million (US$3.9 million), compared with RMB40.5 million non-GAAP net income in the same period of 2019.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to ordinary shareholders were RMB0.01 (US$0.0015) and RMB0.01 (US$0.0015), compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.31 and RMB0.29 in the same period of 2019.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of September 30, 2020, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB2,809.7 million (US$413.8 million), compared with RMB2,844.0 million as of December 31, 2019.

Business Outlook

For the fourth quarter of 2020, So-Young expects total revenues to be between RMB420 million (US$61.9 million) and RMB450 million (US$66.3 million), representing a 17.3% to 25.6% increase from the same period in 2019. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, particularly in view of the potential continuing impact of the COVID-19, the effects of which are difficult to analyze and predict, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations and non-GAAP net income by excluding share-based compensation expenses from income from operations and net income, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Wednesday, November 25, 2020, at 7:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Participants can register for the conference call by navigating to https://apac.directeventreg.com/registration/event/2689544.

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through 7:59 AM U.S. Eastern Time, December 3, 2020. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	2689544

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian XU

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	884,676	552,153	81,323
Restricted cash and term deposits	16,509	25,176	3,709
Trade receivables	26,110	46,110	6,791
Receivables from online payment platforms	13,429	15,416	2,271
Amounts due from related parties	5,815	8,186	1,206
Term deposits and short-term investments	1,942,860	2,232,412	328,799
Prepayment and other current assets	67,628	51,427	7,574
Total current assets	2,957,027	2,930,880	431,673
Non-current assets:
Long-term investments	45,980	41,235	6,073
Intangible assets	726	41,166	6,063
Property and equipment, net	32,341	32,181	4,740
Deferred tax assets	35,208	37,708	5,554
Operating lease right-of-use assets	144,488	127,885	18,835
Prepayment for long-term investment	—	14,380	2,118
Other non-current assets	14,184	14,737	2,171
Total non-current assets	272,927	309,292	45,554
Total assets	3,229,954	3,240,172	477,227

Liabilities
Current liabilities:
Taxes payable	65,605	39,289	5,788
Contract liabilities	93,725	116,627	17,177
Salary and welfare payables	100,676	77,880	11,470
Amounts due to related parties	2,620	2,379	350
Accrued expenses and other current liabilities	166,088	228,912	33,716
Operating lease liabilities-current	37,799	39,696	5,847
Total current liabilities	466,513	504,783	74,348
Non-current liabilities:
Operating lease liabilities-non current	120,803	102,124	15,041
Deferred tax liabilities	—	8,797	1,296
Total non-current liabilities	120,803	110,921	16,337
Total liabilities	587,316	615,704	90,685

Shareholders’ equity:
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2019 and September 30, 2020; 69,371,718 and 70,130,618 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	221	224	33
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2019 and September 30, 2020; 12,000,000 shares issued and outstanding as of December 31, 2019 and September 30, 2020)	37	37	5
Additional paid-in capital	2,799,336	2,867,740	422,372
Statutory reserves	10,562	10,562	1,556
Accumulated deficit	(259,251)	(292,875)	(43,136)
Accumulated other comprehensive income	91,733	38,780	5,712
Total shareholders’ equity	2,642,638	2,624,468	386,542
Total liabilities and shareholders’ equity	3,229,954	3,240,172	477,227

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Revenues
Information services	214,349	265,654	39,127	568,905	626,178	92,226
Reservation services	88,076	93,925	13,833	224,558	244,175	35,963
Total revenues	302,425	359,579	52,960	793,463	870,353	128,189
Cost of revenues	(53,899)	(54,743)	(8,063)	(140,119)	(148,586)	(21,884)
Gross profit	248,526	304,836	44,897	653,344	721,767	106,305
Operating expenses:
Sales and marketing expenses	(156,583)	(221,620)	(32,641)	(337,881)	(515,919)	(75,987)
General and administrative expenses	(32,359)	(50,295)	(7,408)	(124,492)	(134,099)	(19,751)
Research and development expenses	(39,545)	(63,150)	(9,301)	(122,559)	(158,272)	(23,311)
Total operating expenses	(228,487)	(335,065)	(49,350)	(584,932)	(808,290)	(119,049)
Income/(loss) from operations	20,039	(30,229)	(4,453)	68,412	(86,523)	(12,744)
Other income/(expenses):
Investment income	1,082	4,680	689	4,554	10,469	1,542
Interest income	15,685	7,539	1,110	31,528	32,916	4,848
Exchange losses	(5,694)	(551)	(81)	(3,676)	(515)	(76)
Share of losses of equity method investee	—	(1,330)	(196)	—	(4,477)	(659)
Others, net	3,425	4,535	668	26,687	(2,491)	(367)
Income/(loss) before tax	34,537	(15,356)	(2,263)	127,505	(50,621)	(7,456)
Income tax (expenses)/benefit	(2,937)	16,259	2,395	(20,726)	17,781	2,619
Net income/(loss)	31,600	903	132	106,779	(32,840)	(4,837)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	(50,219)	—	—
Net income/(loss) attributable to ordinary shareholders of the Company	31,600	903	132	56,560	(32,840)	(4,837)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.40	0.01	0.00	1.07	(0.13)	(0.02)
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.38	0.01	0.00	1.00	(0.13)	(0.02)
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.31	0.01	0.00	0.82	(0.10)	(0.01)
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.29	0.01	0.00	0.77	(0.10)	(0.01)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	78,613,419	81,629,610	81,629,610	52,800,398	81,411,972	81,411,972
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	82,888,045	84,069,327	84,069,327	56,764,774	82,954,264	82,954,264

Share-based compensation expenses included in:
Cost of revenues	(1,591)	(5,091)	(750)	(8,700)	(13,287)	(1,957)
Sales and marketing expenses	(1,097)	(2,225)	(328)	(6,110)	(4,528)	(667)
General and administrative expenses	(6,415)	(12,155)	(1,790)	(56,505)	(34,690)	(5,109)
Research and development expenses	208	(6,021)	(887)	(16,467)	(15,188)	(2,237)

*   Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

GAAP income/(loss) from operations	20,039	(30,229)	(4,453)	68,412	(86,523)	(12,744)
Add back: Shared-based compensation expenses	8,895	25,492	3,755	87,782	67,693	9,970
Non-GAAP income/(loss) from operations	28,934	(4,737)	(698)	156,194	(18,830)	(2,774)

GAAP Net income/(loss)	31,600	903	132	106,779	(32,840)	(4,837)
Add back: Shared-based compensation expenses	8,895	25,492	3,755	87,782	67,693	9,970
Non-GAAP net income	40,495	26,395	3,887	194,561	34,853	5,133